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                 December 14, 2022

       T Riggs Eckelberry
       Chief Executive Officer
       ORIGINCLEAR, INC.
       13575 58th Street North, Suite 200
       Clearwater, Florida 33760

                                                        Re: ORIGINCLEAR, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed November 30,
2022
                                                            File No. 333-268608

       Dear T Riggs Eckelberry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              J. Martin Tate, Esq.